Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 8, 2019

EXECUTIVE ANNOUNCEMENT

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) is pleased to announce that Peter Clarke has been appointed Vice President and Chief Operating Officer of Fairfax.

Peter has been with Fairfax for over 20 years, most recently as Vice President and Chief Risk Officer, and before that as Chief Actuary.

Prem Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “Peter has done an outstanding job for Fairfax in all his numerous roles over the past two decades.  As COO, he will report to Paul Rivett, our President, and will work closely with Andy Barnard, who oversees Fairfax’s insurance and reinsurance operations as President of Fairfax Insurance Group.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                                          John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: (416) 367-4941 Facsimile: (416) 367-4946